September 14, 2021

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: CorEnergy Infrastructure Trust, Inc. (the “Registrant”)
Registration Statement on Form S-3, File No. 333-259319

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective on September 16, 2021 by 4:00 pm, Eastern Time, or as soon as practicable thereafter.

Very truly yours,

CORENERGY INFRASTRUCTURE TRUST, INC.

By: /s/ /David J. Schulte
Name: David J. Schulte
Title: Chief Executive Officer